

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2018

Andrew Kim
General Counsel and Corporate Secretary
Arlo Technologies, Inc.
350 East Plumeria Drive
San Jose, CA 95134

> **Re: Arlo Technologies, Inc.**
> **Draft Registration Statement on Form S-1**
> **Filed on April 16, 2018**
> **CIK No. 0001736946**

Dear Mr. Kim:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS S-1 filed April 16, 2018

Prospectus Summary, page 2

1. Discuss the significance of the calculation of the Arlo App "user engagement rate" dividing daily active users by monthly active users, on the business and financial results of the company. Explain your characterization of this as a "high" user engagement rate and to what it is compared as the basis for describing it as "high."

Netgear Ownership and Our Separation from Netgear, page 7

2. Please revise the third full paragraph on page 8 to clarify, if true, that Netgear will not

distribute its entire remaining ownership interest in Arlo to its shareholders, but rather must retain beneficial ownership of at least 80% of your combined voting power in order for the distribution to be tax free. We note disclosure to that effect on pages 45 and 125 of your registration statement.

Cautionary Statement Regarding Forward-Looking Statements, page 17

3.   Please revise to remove the references to the PSLRA safe harbor provisions, as being inapplicable to initial public offerings such as yours.

Netgear's interests may conflict with our interests and the interests of our other stockholders., page 44

4.   Please revise to briefly discuss what measures Arlo would employ to address potential conflicts of interest such as those you describe.

Netgear has agreed to indemnify us for certain liabilities., page 48

5.   Please revise to briefly enumerate those liabilities for which Netgear has agreed to provide indemnification under the master separation and other agreements. To the extent quantifiable at this time, please provide an estimate of the extent of indemnification.

Selected Combined Financial Data, page 61

6.   We note that you state that your "annual combined financial statements also do not reflect the assignment of certain assets and liabilities between NETGEAR and us as reflected under the section titled 'Unaudited Pro Forma Condensed Combined Financial Statements' included elsewhere". Please expand the disclosure to detail the nature of assets and liabilities not assigned in order to facilitate comparison of the amounts in the two sections by the reader.

Unaudited Pro Forma Condensed Combined Financial Statements, page 63

7.   We note that you estimate the costs over the next twelve months under the transition services agreement to be between $35-55 million. We also note on page 124 that fees charged for services under the agreements may be higher or lower than the costs reflected in the historical allocations and on page 126 that the terms of the agreements are not yet final. In light of the significance of this range compared to your 2017 net income of $6.5 million, please expand the disclosure of this range of costs to explain how the costs are estimated, since the terms of the agreement are not yet finalized. Also, disclose the amount of costs for the periods presented using the same assumptions or tell us why you believe such information is not material for disclosure.

Management's Discussion and Analysis, page 68

8.   Refer to Risk Factor disclosure on page 26. We note that some of your traditional retailers

have increasingly become a smaller portion of your business. Please expand the discussion of revenue to include a discussion of this trend or tell us why you believe such disclosure is not necessary.

9.   Refer to your discussion of Backlog on page 78. Please expand the discussion to explain any trends underlying the increase in revenues from 2016 to 2017 compared to the relatively smaller increase in backlog from 2016 to 2017.

Key Business Metrics, page 69

10.   Please revise at "Devices Shipped," to briefly explain why Arlo does not take the returns of Arlo cameras and lights into account when arriving at the key metric, "Devices Shipped."

Direct Relationship with Users and User Engagement, page 92

11.   Please revise to briefly explain how you derive the user engagement rate of the Arlo app, and the significance of that rate to Arlo's operations.

Financial Statements
Note 1. The Company, Basis of Presentation and Summary of Significant Accounting Policies, page F-7

12.   Refer to your disclosure of "epidemic failure" in Risk Factors on page 27. Please expand your accounting policies for warranty obligations and revenue recognition to explain the nature of epidemic failure and your obligations in the event of an occurrence.

Note 5. Commitments and Contingencies, page F-26

13.   Please expand the disclosure regarding Indemnifications on page F-27 to include any indemnifications related to the intellectual property cross-license agreement with NETGEAR or tell us why you believe such disclosure is not material.

General

14.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 of the Securities Act, that you, or anyone authorized to do so on your behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

15.   We note that you cite to industry research for information and statistics regarding economic trends. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. Tell us whether any of the reports were prepared for you or in connection with the offering. We note the list of third party sources you have included at page 15 under

Andrew Kim
Arlo Technologies, Inc.
May 10, 2018
Page 4

"Industry and Market Data."

You may contact Claire DeLabar, Staff Accountant, at 202-551-3349, or Terry French, Accounting Branch Chief, at 202-551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.

Division of Corporation Finance
Office of Telecommunications